UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPT Therapeutics, Inc.

(Name of Subject Company)

RAPT Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75382E208

(CUSIP Number of Class of Securities)

Brian Wong

President and Chief Executive Officer

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Courtney M.W. Tygesson

Bill Roegge

Lindsey O’Crump

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 693-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of RAPT Therapeutics, Inc., a Delaware corporation (the “Company” or “RAPT Therapeutics”) by GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 19, 2026 (the “Merger Agreement”), by and among the Company, Parent, Redrose Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and solely for purposes of providing a guaranty pursuant to Section 8.11 of the Merger Agreement, GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent” or “GSK”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Purchaser to commence a tender offer (the “Offer”), no later than February 2, 2026, to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at a price of $58.00 per Share, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement. If successful, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:

•	Exhibit 99.1: Email from Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, to employees, dated January 20, 2026.

•	Exhibit 99.2: Employee FAQ, dated January 20, 2026.

•	Exhibit 99.3: Company All Staff Meeting Remarks, delivered by Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, dated January 20, 2026.

•	Exhibit 99.4: Investor FAQ, dated January 20, 2026.

Important Information about the Tender Offer and Where to Find It

The Offer for the outstanding common stock of RAPT Therapeutics referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Ultimate Parent, Parent and Purchaser will file with the SEC. The solicitation and offer to purchase RAPT Therapeutics’ common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Ultimate Parent, Parent and Purchaser will file a tender offer statement on Schedule TO and thereafter RAPT Therapeutics will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF RAPT THERAPEUTICS SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER.

The offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related offer documents will be made available for free at the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by Ultimate Parent, Parent and Purchaser and RAPT Therapeutics will be made available at no charge by directing a request to the information agent for the Offer, which will be named in the Schedule TO to be filed with the SEC. Copies of the solicitation/recommendation statement on Schedule 14D-9 to be filed with the SEC by RAPT Therapeutics will be available free of charge on RAPT Therapeutics’ investor relations website at www.investors.rapt.com.

In addition, RAPT Therapeutics files annual, quarterly and current reports and other information with the SEC, which are also made available free of charge on RAPT Therapeutics’ investor relations website at https://investors.rapt.com/investor-relations and at the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of RAPT Therapeutics and GSK, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the subsequent Merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed transaction, and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of RAPT Therapeutics’ stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the proposed transaction does not close; negative effects of the announcement of the proposed transaction on the market price of RAPT Therapeutics’ common stock or RAPT Therapeutics’ operating results; unexpected significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, the effect of the announcement, pendency or consummation of the acquisition on the ability of RAPT Therapeutics to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks arising from data protection and cross-border data transfer laws and regulations in jurisdictions where the parties operate, including the People’s Republic of China; and the potential effect of the transaction on RAPT Therapeutics’ clinical and preclinical pipeline. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on RAPT Therapeutics’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the parties’ public filings with the U.S. Securities and Exchange Commission (the “SEC”), including those described from time to time under the caption “Risk Factors” and elsewhere in RAPT Therapeutics’ filings and reports with the SEC, including RAPT Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025, and September 30, 2025, or in GSK’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC by GSK, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Ultimate Parent, Parent and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by RAPT Therapeutics. Any forward-looking statements are made based on the current beliefs and judgments of RAPT Therapeutics’ and GSK’s management, and the reader is cautioned not to rely on any such forward-looking statements. Except as required by law, RAPT Therapeutics and GSK do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Exhibit Index

Exhibit Number	Description

99.1	Email from Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, to employees, dated January 20, 2026.

99.2	Employee FAQ, dated January 20, 2026.

99.3	Company All Staff Meeting Remarks, delivered by Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, dated January 20, 2026.

99.4	Investor FAQ, dated January 20, 2026.

3